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                              September 8, 2023

       Bhargav Marepally
       Chief Executive Officer
       StoneBridge Acquisition Corp.
       One World Trade Center
       Suite 8500
       New York, NY 10007

                                                        Re: StoneBridge
Acquisition Corp.
                                                            Amendment No. 1 to
Registration Statement on Form F-4
                                                            Filed August 23,
2023
                                                            File No. 333-272915

       Dear Bhargav Marepally:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 25, 2023 letter.

       Amendment No. 1 to Registration Statement on Form F- 4 filed August 23, 2023

       DigiAsia's Business, page 214

   1. We note your response to prior comment 8. Please revise to disclose the name of the customer and file the
agreement as an exhibit or provide us with a detailed analysis regarding why it is not
required. Refer to Items 101(h)(4)(vi) and 601(b)(10)(ii)(B) of
                                                        Regulation S-K for
guidance.
 Bhargav Marepally
FirstName LastNameBhargav
StoneBridge Acquisition Corp. Marepally
Comapany 8,
September NameStoneBridge
             2023           Acquisition Corp.
September
Page 2    8, 2023 Page 2
FirstName LastName
Key Business Metrics and Non-GAAP Financial Measures, page 263

2. Please revise to provide a discussion of how the Number of API hits, GTV, and Number of Merchants operating metrics are used in assessing the Company's operations, and whether and how they contribute to revenue.
Note 2 - Basis of Presentation and Summary of Significant Accounting Policies Critical Accounting Policies and Estimates
o. Sales and marketing expenses, page F-58

3. Please consider revising your footnotes to add a table that shows a summary of expense items that are classified as Sales and Marketing expenses. Tell us the nature of the
         expenses that are incurred to promote DigiAsia   s brand, products and
services. Clarify
         whether you are making payments or providing concessions to any merchants and consumers that utilize your products. If so, tell us how you considered ASC 606-10-32-25 in evaluating whether such amounts should be a reduction of revenue. In addition, please revise your footnote to disclose any advertising expenses incurred for each reporting period. We refer you to ASC 720-35-50-1(b).
       You may contact Senior Staff Accountant, Amanda Kim, at (202) 551-3241 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray,
Staff Attorney, at (202) 551-6356 or Matthew Derby, Legal Branch Chief, at
(202) 551-3334
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:      Michael J. Blankenship